

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2015

Yuying Zhang
Chief Executive Officer
Shineco, Inc.
Room 3106, Building B
#39 East 3rd Ring Middle Road
Chaoyang District
Beijing 100022
People's Republic of China

> **Re: Shineco, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted December 18, 2014**
> **CIK No. 0001300734**

Dear Mr. Zhang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

Prospectus Cover Page

2. We note your response to our prior comment 4 and reissue the comment. Please state the date the offering will end. Indicate if there may be extensions to the offering and, if so, the duration of such extensions. Refer to Exchange Act Rule 10b-9 and Item 501(b)(8)(iii) of Regulation S-K.

Prospectus Summary, page 1

3. We note your response to our prior comment 5. Please disclose that the McKinsey & Co. projection you cite was published in 2012.

The Offering, page 6

4. We note your response to our prior comments 6 and 7. From your response and your disclosure, it appears that the number of placement agent warrants to be issued to the placement agent will be determined at the closing date, based on the results of the best efforts offering and a percentage of common stock sold in the offering. We also note the aggregate offering price for the placement agent warrants and underlying shares is currently blank in the fee table. Please provide us with your analysis regarding how you can register that part of the transaction now, without indicating the amount of placement agent warrants, and the amount of the underlying common stock. As part of your response, please tell us if the percentage will be determined prior to effectiveness. We may have further comment when we review your response.

Risk Factors, page 9

5. We note your response to our prior comment 16, including your disclosure that Yantai Agricultural "is a cooperative and thus has no equity interests." Please tell us what consideration you gave to providing risk factor disclosure explaining, if true, that because this is a cooperative you are unable to control the actions of the cooperative members that control the cooperative, or describe any other risks resulting from its structure as a cooperative. If there are no risks resulting from it being a cooperative please explain to us why. In addition please tell us the difference between "Yantai Agricultural" which is referred to only on page 29 and "Zhisheng Agricultural" which is referenced throughout the prospectus.

Related Party Transactions, page 75

6. We note your response to our prior comment 27, and we reissue the comment. It appears that you may only be reporting transactions that have occurred as of June 30, 2014. The disclosure in this section should not be limited to the end of the periods reported in your financial statements. Please revise to disclose all reportable transactions as of the most recent practicable date or please advise.

Description of Stock, page 78

7. Please also add a description of the placement agent warrants here.

Tax Matters Applicable to U.S Holders, page 82

8. We note your response to our prior comment 28. Please revise to state what part of the disclosure in this section is the opinion of Kaufman & Canoles, P.C.

United States Federal Income Taxation, page 84

Taxation of dividends and other distributions on our common stock, page 84

9. It appears that much of this disclosure is limited to "taxable years beginning before January 1, 2011." We note similar language "assuming the renewal of current capital gains rates prior to their scheduled expiration at the end of 2010" on page 85. Please revise or advise.

Index to Consolidated Financial Statements, page 93

10. Please amend to include the report of your independent registered public accounting firm.

Consolidated Statement of Cash Flows, page F-4

11. Please tell us your basis for classifying "Loans to Third Parties" as operating cash flows. Please tell us what consideration was given to presenting the loans as investing cash flows.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Fair Value of Financial Instruments, page F-10

12. We note your response to our prior comment 30. You state that it was not practicable to estimate the fair value of your investment in unconsolidated entities due to their lack of marketability. Please tell us how you determined that these investments were not impaired and their value is recoverable.

Note 6. Investment in Unconsolidated Entities, page F-14

13. We note that your investment with Shaanxi XunyangHongye Real Estate Co., Ltd., to establish a Chinese herbal medicine exchange market (the "Exchange") in Ankang City, China entitles you to profit sharing of 60% of the after-tax net income annually. Please tell us your basis for not consolidating this entity.

Exhibit Index

14. We note your response to our prior comment 33 and reissue to clarify our comment. Please file as an exhibit any form of subscription agreement for the purchase of the common stock being offered or advise.

15. Please file a copy of the executed escrow agreement prior to effectiveness.

You may contact Aamira Chaudhry at (202) 551- 3389 or Lynwood Shenk at (202) 551- 3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor

cc: Anthony W. Basch, Esq.
     Kaufman & Canoles, P.C.